Reliance
Industries Limited

09045433

February 23, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	February 23, 2009	Limited Review Report by the Statutory Auditors on the Unaudited Financial Results of the Company for the quarter / nine months ended December 31, 2008.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

RECEIVED
2009 FEB 26 A 7:15

PROCESSED
MAR 2 2009
THOMSON REUTERS

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram: 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance
Industries Limited

February 23, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325
Fax No: 2272 3121 / 2272 2037

Trading Symbol: "RELIANCE EQ"
Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Limited Review Report

In continuation of our letter dated January 22, 2009, enclosing the Unaudited Financial Results of the Company for the quarter / nine months ended December 31, 2008, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under the Listing Agreement.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

Review Report
Board of Directors
Reliance Industries Limited

We have reviewed the accompanying statement of un-audited financial results of Reliance Industries Limited for the quarter / nine months ended 31st December, 2008. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these results based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, *Engagements to Review Financial Statements* issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules, 2006. Had the treatment as per the AS 11 been followed, the net profit after tax for the quarter ended 31st December, 2008 and the nine months ended 31st December, 2008 would have been lower by Rs.39 crore and Rs.1,177 crore respectively. The net profit after tax for the seven quarters from 1st April, 2007 to 31st December, 2008 would have been lower by Rs. 1,147 crore on account of the cumulative effect of the above treatment.

Subject to the foregoing, based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Chaturvedi & Shah**	For **Deloitte Haskins & Sells**	For **Rajendra & Co.,**
Chartered Accountants	Chartered Accountants	Chartered Accountants
Rajesh Chaturvedi	**A. Siddharth**	**A. R. Shah**
Partner	Partner	Partner
Membership No. 45882	Membership No. 31467	Membership No. 47166

Mumbai, dated 22nd January, 2009

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER / NINE MONTHS PERIOD ENDED 31st DECEMBER 2008

(Rs. in crores, except per share data)

Sr. No	Particulars	Quarter Ended 31st Dec		Nine Months Ended 31st Dec		Year Ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	Turnover	32,535	35,880	121,698	100,572	139,269
	Less: Excise Duty / Service Tax Recovered	972	1,290	3,769	4,415	5,826
2.	**Net Turnover**	**31,563**	**34,590**	**117,929**	**96,157**	**133,443**
3.	a) (Increase) / decrease in stock in trade / work in progress	3,934	677	(256)	635	1,867
	b) Consumption of raw materials	16,261	23,593	84,766	64,639	90,304
	c) Purchases	2,620	1,568	4,347	4,806	6,008
	d) Staff cost	605	577	1,844	1,544	2,119
	e) Depreciation	1,317	1,213	3,732	3,467	4,847
	f) Other expenditure	2,780	2,342	9,270	7,246	9,839
	g) **Total Expenditure**	**27,517**	**29,970**	**103,703**	**82,337**	**114,984**
4.	**Profit from Operations before other income, interest and exceptional items**	**4,046**	**4,620**	**14,226**	**13,820**	**18,459**
5.	Other Income	663	241	1,040	606	895
6.	**Profit before interest and exceptional items**	**4,709**	**4,861**	**15,266**	**14,426**	**19,354**
7.	Interest and Finance Charges	484	253	1,215	805	1,077
8.	Exceptional Item		4,733		4,733	4,733
9.	**Profit before tax**	**4,225**	**9,341**	**14,051**	**18,354**	**23,010**
10.	Provision for Current Tax [including Fringe Benefit tax]	499	1,063	1,643	2,107	2,652
11.	Provision for Deferred Tax	225	199	675	701	900
12.	**Net Profit after tax**	**3,501**	**8,079**	**11,733**	**15,546**	**19,458**
13.	**Net Profit after tax [excluding effect of exceptional item]**	**3,501**	**3,882**	**11,733**	**11,349**	**15,261**
14.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,574	1,454	1,574	1,454	1,454
15.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year					77,442
16.	**Earnings per share (of Rs. 10)**					
	Basic	23.5	55.6	78.6	106.9	133.9
	Diluted	23.5	55.6	78.6	106.9	133.9
17.	**Earnings per share (of Rs. 10) [excluding exceptional item]**					
	Basic	23.5	26.7	78.6	78.1	105.0
	Diluted	23.5	26.7	78.6	78.1	105.0
18.	**Public shareholding [including shares held by subsidiary companies on which no voting rights are exercisable]**					
	- Number of Shares (in crores)	74.36	65.69	74.36	65.69	65.29
	- Percentage of Shareholding (%)	47.25	45.19	47.25	45.19	44.92

DHJ

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. On 3rd October 2008, RIL has allotted 12 crore equity shares of Rs. 10/- each, upon exercise of the rights attached to warrants issued on 12th April 2007. Consequent to the above allotment, the paid up equity capital of the company stands increased to Rs. 1,573.79 crore comprising of 157,37,87,556 fully paid up equity shares of Rs. 10/- each.

3. The Company announced a Voluntary Separation Scheme (VSS) for the employees of Patalganga unit during the quarter ended 31st December 2008. About 430 employees accepted the VSS offered by the Company. A sum of Rs. 110 crore (US$ 23 million) has been paid during the quarter.

4. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,199 crore (US$ 246 million) for the nine months period ended 31st December 2008 which has been withdrawn from the Reserves. This has no impact on the profit for the period.

5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the AS 11 been followed, the net profit after tax for the nine months period ended 31st December 2008 would have been lower by Rs. 1,177 crore (US$ 242 million).

This is a matter of reference in the limited review report of the statutory auditors.

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

The net profit after tax for the seven quarters from 1st April 2007 to 31st December 2008 would have been lower by Rs. 1,147 crore (US$ 235 million) on account of cumulative effect of the above treatment.

6. Exceptional Item during the corresponding previous quarter and nine months ended 31st December 2007 represents gains primarily arising out of transactions concerning Reliance Petroleum Limited shares.

7. Provision for Current Tax for the nine months period ended 31st December 2008 includes provision for Fringe Benefit Tax of Rs 51 crore (US$ 10.5 million).

8. There were no investors' complaints pending as on 1st October 2008. All the 1,093 complaints received during the quarter ended 31st December 2008 were resolved and no complaints were outstanding as on 31st December 2008.

9. The audit committee reviewed the above results. The Board of Directors at its meeting held on 22nd January 2009 approved the above results and its release.

10. The statutory auditors of the Company have carried out a Limited Review of the results for the nine month period ended 31st December 2008.

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / NINE MONTHS PERIOD ENDED 31st DECEMBER 2008

Rs. Crores

		Quarter Ended 31st December		Nine Months Period Ended 31st December		Year ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	12,623	12,706	43,043	38,880	53,000
	- Refining	21,740	26,154	90,720	72,057	100,743
	- Oil and Gas	1,031	758	2,753	1,874	2,702
	- Others	171	161	428	436	778
	Gross Turnover (Turnover and Inter Divisional Transfers)	35,565	39,779	136,944	113,247	157,223
	Less: Inter Segment Transfers	3,030	3,899	15,246	12,675	17,954
	Turnover	32,535	35,880	121,698	100,572	139,269
	Less: Excise Duty Recovered on Sales	972	1,290	3,769	4,415	5,826
	Net Turnover	31,563	34,590	117,929	96,157	133,443
2.	**Segment Results**					
	- Petrochemicals	1,657	1,778	5,133	5,648	7,113
	- Refining	1,881	2,614	7,695	7,492	10,332
	- Oil and Gas	605	387	1,753	1,056	1,503
	- Others	7	9	25	31	40
	Total Segment Profit before Interest and Tax	4,150	4,788	14,606	14,227	18,988
	(i) Interest Expense	(484)	(253)	(1,215)	(805)	(1,077)
	(ii) Interest Income	546	141	802	414	662
	(iii) Other Unallocable Income Net of Expenditure	13	(68)	(142)	(215)	(296)
	((iv) Exceptional Item		4,733		4,733	4,733
	Profit before Tax	4,225	9,341	14,051	18,354	23,010
	(i) Provision for Current Tax [including Fringe Benefit tax]	(499)	(1,063)	(1,643)	(2,107)	(2,652)
	(ii) Provision for Deferred Tax	(225)	(199)	(675)	(701)	(900)
	Profit after Tax	3,501	8,079	11,733	15,646	19,458
	Profit after Tax [excluding effect of exceptional item]	3,501	3,882	11,733	11,349	15,261
3.	**Capital Employed (Segment Assets – Segment Liabilities)**					
	- Petrochemicals	32,939	30,519	32,939	30,519	30,758
	- Refining	43,571	40,582	43,571	40,582	42,141
	- Oil and Gas	40,585	19,390	40,585	19,390	26,391
	- Others	8,049	9,598	8,049	9,598	6,447
	- Unallocated Corporate	46,642	18,984	46,642	18,984	20,064
	Total Capital Employed	171,786	119,073	171,786	119,073	126,801

DHL

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Notes to Standalone Segment Information for the Quarter / Nine Months Period Ended 31st December 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Polybutadiene Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.

   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

January 22, 2009

DHL

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

END